THE CHUBB CORPORATION 15 Mountain View Road, Warren, New Jersey 07059

            June 26, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	The Chubb Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 27, 2012

File No. 001-08661 (2011 Form 10-K)

Dear Mr. Rosenberg:

In response to your letter of May 25, 2012, the following supplemental information is provided. For convenience in reviewing our response, your comment is reprinted below.

Risk Factors

We are exposed to credit risk and foreign currency risk in our business operations and in our investment portfolio, page 15.

1.	You disclose that you are exposed to credit risk in several areas of your business operations, including, credit risk relating to reinsurance, co-sureties on surety bonds, independent agents and brokers, issuers of securities, insurers of certain securities and certain other counterparties relating to your investment portfolio. Please provide us the following information regarding credit risks associated with your insurance operations:

•	The maximum exposure to credit risks in your surety business related to co-surety arrangements and concentrations of credit risk, if applicable;

•	The maximum amount of premiums due to you from independent agents and brokers, and concentrations of credit risks, if applicable; and

•

The amounts due from your significant reinsurers and their A.M. Best ratings, any amounts significantly past due from your reinsurers, and the allowance for doubtful amounts due from reinsurers and the factors you considered in determining the amount of doubtful accounts.

Co-surety Arrangements

The maximum exposure that Chubb has to the credit risk of co-sureties would be our co-sureties’ share of the total face amount of all outstanding surety bonds on which we are a co-surety and are jointly and severally liable. We believe that measuring exposure in this manner is not meaningful and could be misleading to investors.

The following multiple events would need to occur for Chubb to incur a loss as a result of a default by a co-surety on a bond:

a)	The customer to whom Chubb and the other co-sureties (collectively, the co-sureties) have issued a surety bond must default on the underlying bonded obligation;

b)	The default must be one that is in fact covered by the surety bond, triggering the co-sureties’ obligation to pay, and there are no available defenses to the co-sureties that would result in their not having an obligation to pay under the surety bond;

c)	The customer must then default on its obligations to indemnify and reimburse the co-sureties for any loss incurred by the co-sureties under the bond. In cases where the customer has posted collateral or the co-sureties have subrogation and/or assignment rights to payments due to the customer or others, the amount of such collateral and such payments would need to be insufficient to reimburse the co-sureties for the amount they paid under the surety bond; and

d)	A co-surety must default on its obligation to pay its proportionate share of the loss under the surety bond.

Accordingly, there must be multiple defaults by the customer and a default by a co-surety on the bond for Chubb to incur a loss resulting from the credit risk of a co-surety. Any such loss would be shared among Chubb and the other non-defaulting co-sureties. For Chubb to bear the entire loss on a bond, all of the customer defaults described above must occur and all co-sureties would have to default on their obligations. These events would have to occur simultaneously on a systemic basis across our diverse customer base, bonded projects and co-sureties for Chubb to have losses even approaching the aggregate face amount of all of its bonds involving co-surety arrangements.

Although the theoretical possibility exists for such a confluence of events, we believe that it is highly unlikely, and we take various actions to mitigate the risk. In particular, we are selective about the quality of the customers for which we issue surety bonds and require our customers to indemnify us for any losses we incur under surety bonds that we issue on their behalf. We are also selective about the insurers with which we agree to participate on a co-surety program and, among other factors, consider their credit quality. We also regularly monitor our credit risk exposure in connection with our co-surety arrangements at the customer and co-surety levels. These measures have helped us effectively manage the theoretical credit risk of co-sureties, as reflected in the fact that we are not aware of any instance in Chubb’s history where we experienced a loss as a result of a default by a co-surety.

Premiums Due from Independent Agents and Brokers

As of December 31, 2011, the amount of premiums, net of commissions, due to us from independent agents and brokers was approximately $1.5 billion. The two independent agents and brokers with balances due to us greater than 10% of the approximately $1.5 billion amount were Marsh & McLennan Companies and AON Corporation and subsidiaries which represented approximately 12% and 11%, respectively, of the total amount of premiums due to us from independent agents and brokers.

The potential credit risk associated with these amounts due from our agents and brokers is mitigated in several ways. In determining whether or not to conduct business with an agent or broker, our standard practice is to consider its financial condition. We regularly monitor the financial practices and financial stability of our agents and brokers.

In accordance with applicable laws and regulations and our standard producer agreement, each of our independent agents and brokers is required to hold premiums due to us in trust and such premiums shall at all times be readily ascertainable from the agents’ and brokers’ other funds. Our independent agents and brokers are obligated to remit the premiums due to us in accordance with stipulated payment terms.

The timeliness of our independent agents and brokers payment practices is closely monitored by both our centralized premium collection centers and our branch production offices worldwide. Monthly payment trends are closely monitored, resulting in early detection should a payment problem arise. If an issue arises that raises concern over an agent’s or broker’s ability to remit premiums, Chubb has the ability to immediately begin directly billing insureds to remove the agent or broker from the process. In addition, if necessary, measures as severe as restricting an independent agent’s or broker’s ability to write additional business with Chubb may be implemented.

As a result of our premium collection controls and procedures, the amount of write-offs we have recognized related to premiums due us from independent agents and brokers has consistently been insignificant.

Amounts Due from Reinsurers

Chubb’s total reinsurance recoverable on losses and loss expenses as of December 31, 2011 was $1.9 billion. This amount comprises reinsurance recoverable on paid losses and loss expenses of $139 million and reinsurance recoverable on unpaid losses and loss expenses of $1.7 billion, including reinsurance losses incurred but not reported. The majority of the reinsurance recoverable on unpaid losses and loss expenses will not be due for collection until sometime in the future.

Listed below are the reinsurers (including their affiliated companies) with balances due to us as of December 31, 2011, in excess of $50 million, which in the aggregate, represented approximately 33% of the total reinsurance recoverable on losses and loss expenses as of that date.

Name of Reinsurer	A.M. Best Rating	Reinsurance Recoverable on Paid and Unpaid Losses and Loss Expenses (in millions)
Alterra Bermuda Limited	A	$258
Transatlantic Reinsurance Company	A	126
Swiss Reinsurance America Corporation	A+	108
Munich Reinsurance Company	A+	71
Hannover Ruckersicherung AG	A	62

Sub-total		625
All other reinsurers		1,253

Total		$1,878

We hold collateral from some of our reinsurers in the form of letters of credit, trust agreements and cash advances. This collateral is intended to mitigate potential collectibility exposure. As of December 31, 2011, the total amount of collateral held was approximately $650 million. Of this total, approximately $320 million, or approximately 50%, was related to the reinsurers listed above. Net of collateral, the largest amount recoverable from a single reinsurer was approximately $125 million.

We review the collectibility of reinsurance on a quarterly basis and maintain a provision for uncollectible reinsurance relating to reinsurance recoverable on both paid and unpaid losses. We work with our reinsurance brokers to monitor the financial health of our reinsurers and maintain a watch list of those reinsurers with financial impairment. We establish a provision based upon the degree of financial difficulty of each reinsurer. We also review the collectibility on a claim-by-claim basis for paid claims for which we are seeking reinsurance recoveries over $500,000 and judgmentally establish a provision based upon the individual facts and collectibility issues of the particular claims. Unique situations receive special consideration, such as reinsurance for mass tort losses (due to difficulty in allocating to treaty years) and certain runoff business (due to the age of the underlying losses). We also judgmentally establish an uncollectible reinsurance provision for losses not included in the provisions discussed above (reflecting a provision for the exposure from an aggregation of smaller losses).

Of our total reinsurance recoverable on paid losses of $139 million as of December 31, 2011, $28 million (or approximately 20%) was over 90 days past due, primarily due to requests by the reinsurers for additional documentation or clarification on the billed recoverables. With regard to the reinsurers listed above, only $1.0 million of reinsurance recoverable on paid losses was over 90 days past due. As of December 31, 2011, our uncollectible reinsurance provision was $31 million (or 1.6% of our total reinsurance recoverable on losses and loss expenses).

* * * * * *

We appreciate the Staff’s efforts to assist us in complying with applicable disclosure requirements and enhancing the overall disclosure in our Form 10-K. We acknowledge that: we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the foregoing, please feel free to contact me at (908) 903-2281.

Sincerely,

/s/ John J. Kennedy
John J. Kennedy
Senior Vice President and Chief Accounting Officer

cc:	Sasha Parikh, Staff Accountant

Gus Rodriguez, Accounting Branch Chief